Exhibit 3.71

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STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 02:00 PM 06/27/1995
950144352 - 2333426

STATE OF DELAWARE
CERTIFICATE TO RESTORE TO GOOD STANDING A DELAWARE LIMITED PARTNERSHIP

(Pursuant to Title 6, Sec. 17-1109)

1. Name of Limited Partnership: Richmond Generating Company, L.P.

2. Date of original filing with Delaware Secretary of State: April 21, 1993.

I, Tony F. DiStefano, President and Chief Executive Officer of Black Hawk III Power Corporation, General Partner of the above named limited partnership do hereby certify that this limited partnership is paying all annual taxes, penalties, and interest due to the State of Delaware.

I do hereby request this limited partnership be restored to Good Standing.

BLACK HAWK III POWER CORPORATION,
General Partner

By: ______________________
Tony F. DiStefano